# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: COMMUNITY BANCORP /VT, CIK 0000718413
CUSIP: 20343A101
Title of class of securities: Common Stock, $2.50 par value per share
Address of issuer's principal executive offices: 4811 US ROUTE 5, DERBY, Vermont (VT), 05829
Date of event which requires filing of this statement: 03/12/2026
Filed by CIK 0001434993
Persons authorized to receive notices and communications: Anita G. Zucker, c/o The Inter Tech Group, Inc., 4838 Jenkins Avenue, North Charleston, South Carolina (SC), 29405, 843-744-5174; Christopher J. Hubbert, 1375 East Ninth Street, 29th Floor, Cleveland, Ohio (OH), 44114, 216-736-7215

## Reporting persons
- Zucker Anita G (CIK 0001434993): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 271,575; shared voting power 0; sole dispositive power 271,575; shared dispositive power 0; aggregate amount beneficially owned 271,575 (4.9% of the class)
  Comment: Anita G. Zucker is not reporting the purchase of any shares on this report and therefor is not reporting the source or amount of funds under Item 3.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $2.50 par value per share
Name of issuer: COMMUNITY BANCORP /VT
Address of issuer's principal executive offices: 4811 US ROUTE 5, DERBY, Vermont (VT), 05829
Comment: This Amendment No. 2 to Schedule 13D relates to shares of the common stock, $2.50 par value per share (the "Shares"), of Community Bancorp. (the "Company"), a Vermont corporation with offices at 4811 US Route 5, Derby, Vermont 05829, beneficially owned by Anita G. Zucker. Mrs. Zucker is amending her Schedule 13D to reflect recent sales of Shares and her current ownership of Shares of the Company. The percentages of outstanding Shares reported in this Schedule 13D are based on 5,604,612 Shares outstanding as reported in the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2025.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Article 6 Marital Trust, under The First Amended and Restated Jerry Zucker Revocable Trust dated April 2, 2007 (the "Trust"), owns 270,000 Shares, or 4.82% of the Company's outstanding Shares. Mrs. Zucker, as trustee of the Trust, has sole voting, investment and dispositive power with respect to the Trust's Shares. TIGH II, LLC ("TIGH"), a company that is controlled by Mrs. Zucker, as trustee of the Trust, owns 1,575 Shares, or 0.03% of the Company's outstanding Shares. Mrs. Zucker, as president of TIGH and trustee of the Trust, has sole voting, investment and dispositive power with respect to TIGH's Shares. In total, Mrs. Zucker is the beneficial owner of 271,575 Shares, or 4.85% of the Company's outstanding Shares.
Transactions in the class effected during the past sixty days:
During the past sixty days, the Trust sold 20,120 Shares of the Company in open market transactions through a broker. These transactions are detailed in the following table.

Date of Transaction Number of Shares Price Per Share

3/12/26 10,000 $38.17
3/11/26 2,193 $33.64
2/18/26 500 $32.68
2/17/26 200 $32.52
2/13/26 1,659 $32.61
2/12/26 568 $32.54
2/12/26 2,783 $32.50
2/11/26 2,217 $32.63
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: On March 12, 2026, Mrs. Zucker ceased to be the beneficial owner of more than five percent of the Shares of the Company.

## Signatures
- Zucker Anita G: /s/ Anita G. Zucker, Anita G. Zucker, individually, and as Trustee for The Article 6 Marital Trust and President of TIGH II, LLC (03/13/2026)